================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GRIST MILL CO.
                                (Name of Issuer)

                         INTERNATIONAL HOME FOODS, INC.
                           IHF/GM HOLDING CORPORATION
                         IHF/GM ACQUISITION CORPORATION
                                   (Bidders)

      COMMON STOCK, $0.10 PAR VALUE (AND ASSOCIATED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   398629204
                     (CUSIP Number of Class of Securities)

                                M. KELLEY MAGGS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidders)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                           3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 220-7891

                                 MARCH 10, 1998
    (Date of Event which Requires Filing of this Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*            AMOUNT OF FILING FEE**
----------------------            ----------------------
     $108,238,208                        $21,648

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 6,860,692 outstanding shares of common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), of Grist Mill Co., and of 604,012 Shares, which may be issued upon the exercise of outstanding options to purchase such Shares, in each case, at a per Share purchase price of $14.50. Such number of Shares represents all of the Shares outstanding as of March 10, 1998, plus Shares which may be issued upon the exercise of outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by IHF/GM Acquisition Corporation for such number of Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:          Not                       Form or Registration No.:         Not
  Applicable                                               Applicable
Filing Party:                       Not                    Date Filed:                        Not
  Applicable                                               Applicable

================================================================================

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  2 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                IHF/GM Acquisition Corporation
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
     2
                                                                   (b) [ ]

-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          BK and AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                  [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                  [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  3 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                IHF/GM Holding Corporation
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
     2
                                                                   (b)  [ ]

-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          BK and AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                  [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                  [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  4 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                International Home Foods, Inc.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
     2
                                                                   (b)  [ ]

-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          BK
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                  [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                  [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  5 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Hicks, Muse, Tate & Furst Equity Fund III, L.P.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                 [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         PN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  6 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                HM3/GP Partners, L.P.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Texas
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                 [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         PN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  7 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Hicks, Muse GP Partners III, L.P.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Texas
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                 [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         PN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  8 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Hicks, Muse Fund III, Incorporated
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Texas
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                 [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

CUSIP NO. 398629204          Schedules 14D-1 and 13D         Page  9 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Thomas O. Hicks
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(a) or 2(b)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          United States of America
-------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7          PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES
     8                                                                 [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9          9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     10         IN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is more fully described in
  Section 12 of the Offer to Purchase, dated March 17, 1998.

                                                            Page  10 of 16 Pages

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), to purchase all outstanding shares of common stock ("Common Stock"), par value $0.10 per share, of Grist Mill Co., a Delaware corporation (the "Company"), including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated May 22, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, as amended (the "Rights," and together with the shares of Common Stock, the "Shares"), at a purchase price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Statement also constitutes a Statement on Schedule 13D of each of (i) Purchaser, (ii) Parent, (iii) IHF, (iv) Hicks, Muse, Tate & Furst Equity Fund III, L.P. (the "Fund"), (v) HM3/GP Partners, L.P., the general partner of the Fund ("HM3"), (vi) Hicks, Muse GP Partners III, L.P., the general partner of HM3 ("HM GP"), (vii) Hicks, Muse Fund III, Incorporated, the general partner of HM GP (the "Fund, Inc."), and (viii) Thomas O. Hicks, the controlling person of the Fund, Inc. and the Chief Executive Officer and Chairman of the Board of the Fund, Inc. with respect to (i)(A) an aggregate of 403,899 Shares, which Glen S. Bolander (the "Selling Stockholder") has agreed to tender into the Offer, (B) up to an aggregate of 245,000 shares of Common Stock, which the Selling Stockholder has granted Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase, pursuant to the Stockholder Agreement (the "Stockholder Agreement"), among Purchaser, Parent, the Company and the Selling Stockholder, and (C) an irrevocable proxy to vote such shares granted to Parent by the Selling Stockholder pursuant to the Stockholder Agreement, in each event prior to any termination of the Merger Agreement (as defined herein) and (ii) an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company), which the Company has granted Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase, pursuant to the Merger Agreement. Each of the Stockholder Agreement and the Merger Agreement is more fully described in Section 12 of the Offer to Purchase. Each of the Fund, HM3, HM GP, the Fund, Inc. and Thomas O. Hicks disclaims beneficial ownership of such Shares.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Grist Mill Co., a Delaware corporation. The address of the Company's principal executive offices is 21340 Hayes Avenue, Lakeville, Minnesota 55044-0430.

     (b) The information set forth on the cover page of, in the "Introduction" to, and in Section 1, "Terms of the Offer," of, the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6, "Price Range of the Shares; Dividends on the Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund, Inc., and Thomas O. Hicks. Each of the Fund, HM3, HM GP, the Fund, Inc., and Thomas O. Hicks, disclaims that it is a "bidder" within the meaning of Schedule 14D-1 and is filing this Statement only as a Statement on Schedule 13D. The information set forth on the cover page of, in the "Introduction" to, in Section 9, "Certain Information Concerning Purchaser, Parent and IHF," of, and in Schedule I, "General Partners, Directors and Executive Officers of Purchaser, Parent, IHF, the Fund, HM3, HM GP and the Fund, Inc." to, the Offer to Purchase is incorporated herein by reference. The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of

                                                            Page  11 of 16 Pages

each executive officer and director of Purchaser, Parent, IHF, the Fund, HM3, HM GP and the Fund, Inc. and of Thomas O. Hicks is set forth in Schedule I of the Offer to Purchase.

     (e) and (f) During the last five years, none of Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund, Inc., Thomas O. Hicks or, to their knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of, federal or state securities laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, none of Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund, Inc., Thomas O. Hicks or, to their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transactions occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, none of Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund, Inc., Thomas O. Hicks, or to their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "Introduction" to, and in Section 11, "Background of the Offer," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Other Agreements; Other Matters," of, the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in the "Introduction" to, and in
Section 10, "Source and Amount of Funds," of, the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "Introduction" to, and in Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Other Agreements; Other Matters," and Section 13, "Dividends and Distributions," of, the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     Other than as set forth in the "Introduction" to, or the above-referenced sections of, the Offer to Purchase, Purchaser has no plans or proposals that relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares that is set forth in any of the paragraphs
(a) through (g) of Item 5 of the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "Introduction" to, and in
Section 9, "Certain Information Concerning Purchaser, Parent and IHF," and
Section 12, "Purpose of the Offer and the Merger; Plans for the

                                                            Page  12 of 16 Pages

Company; Merger Agreement; Other Agreements; Other Matters," of, the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction" to, and in Section 9, "Certain Information Concerning Purchaser, Parent and IHF," Section 11, "Background of the Offer," Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Other Agreements; Other Matters," and
Section 16, "Fees and Expenses," of, the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" to, and in Section 16, "Fees and Expenses," of, the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning Purchaser, Parent and IHF," of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Parent or IHF or to their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c) The information set forth in Section 10, "Source and Amount of Funds," and Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing and Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          (a)(1)      -- Offer to Purchase, dated March 17, 1998.
          (a)(2)      -- Letter of Transmittal.
          (a)(3)      -- Notice of Guaranteed Delivery.
          (a)(4)      -- Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.
          (a)(5)      -- Letter to Clients for use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.
          (a)(6)      -- Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.
          (a)(7)      -- Form of Summary Advertisement, dated March 17, 1998.
          (a)(8)      -- Text of Press Release, dated March 11, 1998.

                                                            Page  13 of 16 Pages

          (b)(1)      -- Credit Agreement, dated as of November 1, 1996, as
                         amended and restated as of November 21, 1997, among IHF, the several banks and other financial institutions or entities from time to time parties thereto, Morgan
                         Stanley Senior Funding, Inc., as documentation agent,
                         Bankers Trust Company, as syndication agent, and The
                         Chase Manhattan Bank, as administrative agent, for the lenders thereunder.
          (b)(2)      -- Waiver No. 1, dated as of February 18, 1998, with respect to the Credit Agreement.
          (c)(1)      -- Agreement and Plan of Merger, dated March 10, 1998, among
                         Purchaser, Parent, IHF and the Company.
          (c)(2)      -- Stockholder Agreement, dated March 10, 1998, among
                         Purchaser, Parent, the Company and the Selling
                         Stockholder.
          (c)(3)      -- Form of Option Surrender Agreement, Release and Waiver
                         dated March 10, 1998, among the Company and holders of options to acquire shares of the Company's Common Stock.
          (c)(4)      -- Employment and Noncompetition Agreement, dated March 10,
                         1998, between IHF and the Selling Stockholder.
          (c)(5)      -- Confidentiality Agreement, dated as of February 2, 1998, between IHF and the Company.
          (c)(6)      -- Confidentiality Agreement, dated as of February 9, 1998, between IHF and the Company.
          (c)(7)      -- Standstill Agreement, dated as of March 10, 1998, between
                         IHF and the Company.
          (d)         -- None.
          (e)         -- Not applicable.
          (f)         -- None.
          (g)         -- Power of Attorney for Thomas O. Hicks.
          (h)         -- Joint Filing Agreement, dated March 16, 1998, among
                         Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund,
                         Inc., and Thomas O. Hicks.

                                                            Page  14 of 16 Pages

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1998                       IHF/GM ACQUISITION CORPORATION

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            IHF/GM HOLDING CORPORATION

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            INTERNATIONAL HOME FOODS, INC.

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE, TATE & FURST EQUITY
                                            FUND III, L.P.

                                            By: HM3/GP Partners, L.P.

                                            By: Hicks, Muse GP Partners III,
                                            L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HM3/GP PARTNERS L.P.

                                            By: Hicks, Muse GP Partners III,
                                            L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                                            Page  15 of 16 Pages

                                            HICKS, MUSE GP PARTNERS III, L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE FUND III, INCORPORATED

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            THOMAS O. HICKS

                                                   /s/ THOMAS O. HICKS

                                            ------------------------------------
                                            By: David W. Knickel
                                              Attorney-in-Fact

                                                             Page 16 of 16 Pages

                                 EXHIBIT INDEX

      EXHIBIT
      -------
          (a)(1)      -- Offer to Purchase, dated March 17, 1998.
          (a)(2)      -- Letter of Transmittal.
          (a)(3)      -- Notice of Guaranteed Delivery.
          (a)(4)      -- Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.
          (a)(5)      -- Letter to Clients for use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.
          (a)(6)      -- Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.
          (a)(7)      -- Form of Summary Advertisement, dated March 17, 1998.
          (a)(8)      -- Text of Press Release, dated March 11, 1998.
          (b)(1)      -- Credit Agreement, dated as of November 1, 1996, as
                         amended and restated as of November 21, 1997, among IHF,
                         the several banks and other financial institutions or
                         entities from time to time parties thereto, Morgan
                         Stanley Senior Funding, Inc., as documentation agent,
                         Bankers Trust Company, as syndication agent, and The
                         Chase Manhattan Bank, as administrative agent, for the
                         lenders thereunder.
          (b)(2)      -- Waiver No. 1, dated February 18, 1998, with respect to
                         the Credit Agreement.
          (c)(1)      -- Agreement and Plan of Merger, dated March 10, 1998, among
                         Purchaser, Parent, IHF and the Company.
          (c)(2)      -- Stockholder Agreement, dated March 10, 1998, among
                         Purchaser, Parent, the Company and the Selling
                         Stockholder.
          (c)(3)      -- Form of Option Surrender Agreement, Release and Waiver
                         dated March 10, 1998, among the Company and holders of
                         options to acquire shares of the Company's Common Stock.
          (c)(4)      -- Employment and Noncompetition Agreement, dated March 10,
                         1998, between IHF and the Selling Stockholder.
          (c)(5)      -- Confidentiality Agreement, dated as of February 2, 1998, between IHF and the Company.
          (c)(6)      -- Confidentiality Agreement, dated as of February 9, 1998, between IHF and the Company.
          (c)(7)      -- Standstill Agreement, dated as of March 10, 1998, between
                         IHF and the Company.
          (d)         -- None.
          (e)         -- Not applicable.
          (f)         -- None.
          (g)         -- Power of Attorney for Thomas O. Hicks.
          (h)         -- Joint Filing Agreement, dated March 16, 1998, among
                         Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund,
                         Inc., and Thomas O. Hicks.